UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Dominion Diamond Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

257287953
(CUSIP Number)

The K2 Principal Fund, L.P. 2 Bloor St West, Suite 801 Toronto, Ontario, M4W 3E2 Telephone Number: (416) 365-2155
((Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies To:

Adam M. Givertz Edwin S. Maynard Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 Telephone: (212) 373-3000

January 13, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 257287953	SCHEDULE 13D	Page 2 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The K2 Principal Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 993,785
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 993,785
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 993,785
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 257287953	SCHEDULE 13D	Page 3 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON K2 GenPar L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 993,785
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 993,785
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 993,785
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 257287953	SCHEDULE 13D	Page 4 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON K2 GenPar 2009 Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 993,785
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 993,785
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 993,785
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 257287953	SCHEDULE 13D	Page 5 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON K2 & Associates Investment Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 993,785
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 993,785
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 993,785
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 257287953	SCHEDULE 13D	Page 6 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shawn Kimel Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 993,785
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 993,785
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 993,785
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 257287953	SCHEDULE 13D	Page 7 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shawn Kimel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 993,785
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 993,785
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 993,785
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 257287953	SCHEDULE 13D	Page 8 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sprott Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000
	8	SHARED VOTING POWER 1,163,090
	9	SOLE DISPOSITIVE POWER 50,000
	10	SHARED DISPOSITIVE POWER 1,163,090
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,213,090
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 257287953	SCHEDULE 13D	Page 9 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sprott Global Resource Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 257287953	SCHEDULE 13D	Page 10 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sprott Asset Management USA Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 190
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 190
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 257287953	SCHEDULE 13D	Page 11 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Resource Capital Investments Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 257287953	SCHEDULE 13D	Page 12 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Exploration Capital Partners 1998-B LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 257287953	SCHEDULE 13D	Page 13 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sprott Asset Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 162,100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 162,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 257287953	SCHEDULE 13D	Page 14 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sprott-Zijin Mining Master Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 162,100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 162,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 257287953	SCHEDULE 13D	Page 15 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John Paul Tognetti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,405,500
	8	SHARED VOTING POWER 113,100
	9	SOLE DISPOSITIVE POWER 1,405,500
	10	SHARED DISPOSITIVE POWER 113,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,518,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 257287953	SCHEDULE 13D	Page 16 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kyle Jason McLean
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 61,500
	8	SHARED VOTING POWER 113,100
	9	SOLE DISPOSITIVE POWER 61,500
	10	SHARED DISPOSITIVE POWER 113,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 257287953	SCHEDULE 13D	Page 17 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Carlo Civelli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 257287953	SCHEDULE 13D	Page 18 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Pacific World Energy Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 257287953	SCHEDULE 13D	Page 19 of 26

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Patrick Charles Evans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States, United Kingdom and South Africa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 257287953	SCHEDULE 13D	Page 20 of 26

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by The K2 Principal Fund, L.P., K2 GenPar L.P., K2 GenPar 2009 Inc., K2 & Associates Investment Management Inc., Shawn Kimel Investments, Inc., Shawn Kimel, Sprott Inc., Sprott Global Resource Investments Ltd., Sprott Asset Management USA Inc., Resource Capital Investments Corp., Exploration Capital Partners 1998-B LP, Sprott Asset Management LP, Sprott-Zijin Mining Master Fund, John Paul Tognetti, Kyle Jason McLean, Carlo Civelli, Pacific World Energy Ltd. and Patrick Charles Evans, pursuant to Rule 13d-2(a) under the Exchange Act, to amend the Schedule 13D filed on December 21, 2015 (the “Initial Schedule 13D”) relating to the common shares, without par value (the “Shares”), of Dominion Diamond Corporation (the “Issuer”). Except as set forth below, all Items of the Initial Schedule 13D remain unchanged.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Schedule 13D is hereby amended to add the following to the end of paragraphs (1), (3) and (4) thereof:
(1)            “Since December 21, 2015, the net investment costs (including commissions, if any) of the Shares acquired by the K2 Reporting Persons is approximately US$384,518, with respect to purchases in United States dollars, and C$1,439,187, with respect to purchases in Canadian dollars. The amounts paid were funded with cash on hand from existing investment portfolios.”
(3)            “Since December 21, 2015, the net investment costs (including commissions, if any) of the Shares acquired by Mr. Tognetti were C$76,980, and the net investment costs (including commissions, if any) of the call options acquired by Mr. Tognetti through Tri Fund were US$43,210 (half of which was funded by Mr. Tognetti). The amounts paid were funded with Mr. Tognetti’s personal funds.”
(4)            “Since December 21, 2015, the net investment costs (including commissions, if any) of the call options acquired by Mr. McLean through Tri Fund were US$43,210 (half of which was funded by Mr. McLean). The amounts paid were funded with Mr. McLean’s personal funds.”
Item 4.	Purpose of Transaction

Item 4 of the Initial Schedule 13D is hereby amended to add the following to the end thereof:
“On January 13, 2016, the Issuer entered into an agreement (the “Settlement Agreement”) with certain of the Reporting Persons (together with the Issuer, the “Parties”).  Pursuant to the Settlement Agreement, the Issuer agreed to appoint each of Jim Gowans and Josef Vejvoda (the “New Nominees”) to fill two existing casual vacancies on the Board, with Mr. Gowans to be appointed as the non-executive Chairman of the Board by April 30, 2016.  At least one of the New Nominees, as well as the Additional Director (as defined below), will also be appointed to each committee of the Board.  The Issuer also agreed to continue its existing search process to identify and appoint an additional director (the “Additional Director”) to serve as chair of the Issuer’s Audit Committee, with such appointment to be made by February 29, 2016.  Pursuant to the Settlement Agreement, such appointment is required to be unanimously approved by the Nominating and Corporate Governance Committee of the Board, which committee shall include Mr. Vejvoda.
The Settlement Agreement also provides that the Issuer will include each of the New Nominees and the Additional Director on its slate for election to the Board at the Issuer’s 2016

CUSIP No. 257287953	SCHEDULE 13D	Page 21 of 26

Annual Meeting of Shareholders (the “2016 Annual Meeting”), and will recommend that shareholders vote in favor of the New Nominees and the Additional Director. The Reporting Persons (other than Sprott, GRIL, SAMUSA, RCIC, SAMLP and SZMMF) agreed to vote all of their respective Shares in favor of the election of the Issuer’s slate of directors at the 2016 Annual Meeting and against (or to withhold from voting with respect to) the election of any nominees which are not recommended by the Board.
The Reporting Persons also agreed to a customary “standstill” with respect to the solicitation of shareholders and related activities, which will be in effect until January 31, 2017 (the “Standstill Period”), and the Parties agreed to a mutual non-disparagement covenant during the Standstill Period, subject to certain limited exceptions.
In addition, the Parties agreed that the Issuer will reimburse the Reporting Persons for their reasonable, documented out-of-pocket third party costs, fees and expenses incurred by the Reporting Persons (i) prior to January 13, 2016, in connection with the Settlement Agreement and the transactions contemplated therein; and (ii) related to the termination of the shareholders agreement among the Reporting Persons, dated as of December 21, 2015, pursuant to which the Reporting Persons agreed to coordinate their activities with respect to the Issuer (the “Agreement”) and the making of related regulatory filings, including the fees and disbursements of legal counsel and proxy advisors to the Reporting Persons, subject to a maximum amount of C$750,000.
A copy of the Settlement Agreement is attached hereto as Exhibit F, and is incorporated by reference herein. The foregoing description of the Settlement Agreement is qualified in its entirety by reference to the full text of the Settlement Agreement.
As contemplated by the Settlement Agreement, on January 13, 2016, the Reporting Persons party to the Agreement entered into an agreement (the “Termination Agreement”) pursuant to which they agreed to terminate the Agreement, thereby ending their coordinated activity with respect to the Issuer.  As a result, the Reporting Persons no longer constitute a “group” under the Exchange Act and are no longer deemed to collectively beneficially own, for purposes of Sections 13(d) and 13(g) of the Exchange Act, the equity securities of the Issuer beneficially owned by other Reporting Persons (other than, with respect to certain Reporting Persons, such Reporting Persons’ affiliates that are also Reporting Persons).
A copy of the Termination Agreement is attached hereto as Exhibit G, and is incorporated by reference herein. The foregoing description of the Termination Agreement is qualified in its entirety by reference to the full text of the Termination Agreement.”
Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Schedule 13D is hereby amended to restate paragraphs (a), (b) and (e) in their entirety, and to add the information set forth in (c) below to the end of paragraph (c):
(a)            Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. The number of Shares beneficially owned by certain of the Reporting Persons includes options to purchase Shares that are exercisable within the next 60 days.

CUSIP No. 257287953	SCHEDULE 13D	Page 22 of 26

(b)            The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.
(c)            “The transactions by the Reporting Persons in the securities of the Issuer since December 21, 2015 (the date of the Initial Schedule 13D) are set forth in Exhibit E. Except as otherwise disclosed therein, none of the Reporting Persons, nor, to the best knowledge of the K2 Reporting Persons, any person listed in Annex A, B or C to the Initial Schedule 13D, nor, to the best knowledge of the Sprott Reporting Persons, any person listed in Annex D, E, F or G to the Initial Schedule 13D, nor, to the best knowledge of Mr. Civelli and Pacific World, any person listed in Annex H to the Initial Schedule 13D, beneficially owns, or has acquired or disposed of, any Shares since December 21, 2015.”
(e)            As described in Item 4 above, upon the execution of the Termination Agreement each Reporting Person ceased to be deemed to be the beneficial owner of more than five percent of the Shares as of January 13, 2016.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Initial Schedule 13D is hereby amended to add the following after the sixth paragraph in such Item 6:
“The Parties have entered into the Settlement Agreement, a copy of which is filed with this Schedule 13D as Exhibit F. The Settlement Agreement is described above in Item 4 and is incorporated herein by reference in its entirety in this response to Item 6.
In addition, the Parties have entered into the Termination Agreement, a copy of which is filed with this Schedule 13D as Exhibit G. The Termination Agreement is described above in Item 4 and is incorporated herein by reference in its entirety in this response to Item 6.
The transactions by the Reporting Persons in the securities of the Issuer since December 21, 2015 (the date of the Initial Schedule 13D) are set forth in Exhibit E, which is incorporated by reference in its entirety in this response to Item 6.
Since December 21, 2015, the K2 Reporting Persons have written put options granting certain counterparties the right, in such counterparties’ sole discretion, to require the K2 Reporting Persons to purchase 176,500 Shares with strike prices of US$10.00 and US$11.00 and exercisable through dates ranging from January 15, 2016 to May 20, 2016. The K2 Reporting Persons received customary fees for granting such put options to such counterparties.  None of the put options give the K2 Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer prior to exercise.
Since December 21, 2015, Jeffrey Howard, a director of SAMUSA and RCIC, acting as investment advisor on behalf of certain managed accounts (including the account of Arthur Richards Rule), has written put options granting certain counterparties the right, in such counterparties’ sole discretion, to require such accounts to collectively purchase 131,500 Shares with a strike price of US$10.00, exercisable through January 15, 2016. Such accounts received customary fees for granting such put options to such counterparties.  None of the put options give

CUSIP No. 257287953	SCHEDULE 13D	Page 23 of 26

Mr. Howard or such accounts direct or indirect voting, investment or dispositive control over any securities of the Issuer or require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer prior to exercise.
Since December 21, 2015, Mr. McLean and Mr. Tognetti, through a joint investment account, have acquired beneficial ownership of 20,000 Shares pursuant to various American-style call options with a strike price of US$7.50 and exercisable through dates ranging from January 15, 2016 to August 19, 2016.  For purposes of Sections 13(d) and 13(g) of the Exchange Act, such reporting persons are deemed to have acquired beneficial ownership of the Shares underlying such call options. However, none of the call options give Mr. McLean or Mr. Tognetti direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer prior to exercise.”
Item 7. Material to be Filed as Exhibits
Item 7 of the Initial Schedule 13D is hereby amended and supplemented by the addition of the following exhibits to the end thereof.

Exhibit E: Schedule of Transactions Since December 21, 2015
Exhibit F: Settlement Agreement
Exhibit G: Termination Agreement

CUSIP No. 257287953	SCHEDULE 13D	Page 24 of 26

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  January 15, 2016

K2 Principal Fund, L.P.

By: K2 GenPar L.P., its general partner

By: K2 GenPar 2009 Inc., its general partner

By:	/s/ Shawn Kimel
Name: Shawn Kimel
Title: President

K2 GenPar L.P.

By: K2 GenPar 2009 Inc., its general partner

By:	/s/ Shawn Kimel
Name: Shawn Kimel
Title: President

K2 GenPar 2009 Inc.

By:	/s/ Shawn Kimel
Name: Shawn Kimel
Title: President

K2 & Associates Investment Management Inc.

By:	/s/ Shawn Kimel
Name: Shawn Kimel
Title: President

Shawn Kimel Investments, Inc.

By:	/s/ Shawn Kimel
Name: Shawn Kimel
Title: President

By:	/s/ Shawn Kimel
Name: Shawn Kimel

CUSIP No. 257287953	SCHEDULE 13D	Page 25 of 26

Sprott Inc.

By:	/s/ Kirstin McTaggart
Name: Kirstin McTaggart
Title: Authorized Signatory

Sprott Global Resource Investments Ltd.

By:	/s/ Thomas W. Ulrich
Name: Thomas W. Ulrich
Title: General Counsel

Sprott Asset Management USA Inc.

By:	/s/ Thomas W. Ulrich
Name: Thomas W. Ulrich
Title: General Counsel

Resource Capital Investments Corp.

By:	/s/ Thomas W. Ulrich
Name: Thomas W. Ulrich
Title: General Counsel

Exploration Capital Partners 1998-B LP

By: Resource Capital Investments Corp., its general partner

By:	/s/ Thomas W. Ulrich
Name: Thomas W. Ulrich
Title: General Counsel

Sprott Asset Management LP

By: Sprott Asset Management GP Inc., its general partner

By:	/s/ Kirstin McTaggart
Name: Kirstin McTaggart
Title: Director & Chief Compliance Officer

CUSIP No. 257287953	SCHEDULE 13D	Page 26 of 26

Sprott-Zijin Mining Master Fund

By:	Sprott Asset Management LP, its general partner

By:	/s/ Kirstin McTaggart
Name: Kirstin McTaggart
Title: Director & Chief Compliance Officer

By:	/s/ John Paul Tognetti
Name: John Paul Tognetti

By:	/s/ Kyle Jason McLean
Name: Kyle Jason McLean

By:	/s/ Carlo Civelli
Name: Carlo Civelli

Pacific World Energy Ltd.

By:	/s/ Carlo Civelli
Name: Carlo Civelli
Title: Director

By:	/s/ Patrick Charles Evans
Name: Patrick Charles Evans

EXHIBIT E
Schedule of Transactions Since December 21, 2015
The K2 Principal Fund, L.P.
Date of Transaction	Security	Amount of Securities Bought (Sold)*	Unit Cost**	Expiration Date	Where and How Effected
12/24/2015	American Style Listed Put Option	29,300	US$10.00	2/19/2016	Open Market
12/28/2015	American Style Listed Put Option	10,000	US$10.00	1/15/2016	Open Market
12/28/2015	American Style Listed Put Option	21,000	US$10.00	2/19/2016	Open Market
12/29/2015	Common Shares	30,000	C$13.99	N/A	Open Market
12/29/2015	Common Shares	2,400	US$10.08	N/A	Open Market
12/30/2015	Common Shares	30,000	C$14.00	N/A	Open Market
12/30/2015	American Style Listed Put Option	5,000	US$10.00	1/15/2016	Open Market
12/30/2015	American Style Listed Put Option	18,700	US$10.00	1/15/2016	Open Market
12/30/2015	American Style Listed Put Option	7,000	US$10.00	2/19/2016	Open Market
12/30/2015	American Style Listed Put Option	1,500	US$10.00	2/19/2016	Open Market
12/30/2015	Common Shares	20,000	US$10.07	N/A	Open Market
12/31/2015	Common Shares	26,680	C$14.00	N/A	Open Market
12/31/2015	American Style Listed Put Option	13,000	US$10.00	1/15/2016	Open Market
12/31/2015	American Style Listed Put Option	18,000	US$10.00	2/19/2016	Open Market
12/31/2015	Common Shares	4,400	US$10.08	N/A	Open Market
1/4/2016	Common Shares	4,100	C$14.03	N/A	Open Market
1/4/2016	American Style Listed Put Option	2,000	US$10.00	1/15/2016	Open Market
1/4/2016	American Style Listed Put Option	16,000	US$10.00	2/19/2016	Open Market

Date of Transaction	Security	Amount of Securities Bought (Sold)*	Unit Cost**	Expiration Date	Where and How Effected
1/4/2016	Common Shares	3,900	US$10.07	N/A	Open Market
1/5/2016	American Style Listed Put Option	3,000	C$11.00	2/19/2016	Open Market
1/6/2016	Common Shares	11,900	C$14.12	N/A	Open Market
1/6/2016	American Style Listed Put Option	6,000	US$10.00	1/15/2016	Open Market
1/6/2016	American Style Listed Put Option	6,000	US$10.00	2/19/2016	Open Market
1/6/2016	Common Shares	20,000	US$10.06	N/A	Open Market
1/7/2016	American Style Listed Put Option	20,000	US$10.00	5/20/2016	Open Market

* For options, represents the number of underlying Shares. All put options were written by the Fund (i.e. the Fund had a short position in such put options) such that, if exercised, at the sole discretion of the applicable counterparty, the Fund would be required to purchase Shares at the price indicated above.
** With respect to options, represents the cost per underlying Share.

Other K2 Reporting Persons
None
Sprott Reporting Persons
None
John Paul Tognetti
Date of Transaction	Security	Amount of Securities Bought (Sold)	Unit Cost	Expiration Date	Where and How Effected
1/14/2016	Common Shares	5,500	C$14.00	N/A	Open Market

Kyle Jason McLean
None

Tri Fund
(Joint Account of John Paul Tognetti and Kyle Jason McLean)
Date of Transaction	Security	Amount of Securities Bought (Sold)*	Unit Cost**	Expiration Date	Where and How Effected
12/21/2015	American Style Listed Call Option	10,000	US$7.50	1/15/2016	Open Market
12/31/2015	American Style Listed Call Option	10,000	US$7.50	8/19/2016	Open Market
*   For options, represents the number of underlying Shares.
** With respect to options, represents the cost per underlying Share.

Pacific World Energy Ltd.,
on behalf of Carlo Civelli
None
Patrick Charles Evans
None
Jeffrey Howard
(as Investment Advisor on behalf of certain managed accounts)
Date of Transaction	Security	Amount of Securities Bought (Sold)*	Unit Cost**	Expiration Date	Where and How Effected
12/30/2015	American Style Listed Put Option	131,500	US$10.00	1/15/2016	Open Market
*   For options, represents the number of underlying Shares.
** With respect to options, represents the cost per underlying Share.

EXHIBIT F

SETTLEMENT AGREEMENT

WHEREAS:
A.	Dominion Diamond Corporation ("Dominion"), on the one hand, and a group of its shareholders comprised of Patrick Charles Evans, Resource Capital Investments Corp. as general partner of the Exploration Capital Partners 1998-B Limited Partnership, K2 & Associates Investment Management Inc., Kyle Jason McLean, Pacific World Energy Ltd. and John Paul Tognetti, and certain of their respective affiliates and associates (collectively, the "Concerned Shareholders"), on the other hand, have agreed to a resolution of certain matters related to the future governance of Dominion.
B.	Dominion and the Concerned Shareholders have agreed to appoint each of Jim Gowans and Josef Vejvoda (collectively, the "Shareholder Nominees") as directors of Dominion.
NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), the parties hereto agree as follows:
1.	Immediately following the execution of this Agreement:
(a)	the Shareholder Nominees shall be appointed to the Board of Directors of Dominion (the "Board") to fill the two existing casual vacancies on the Board; and
(b)	during the term of this Agreement, at least one of the Shareholder Nominees and the Additional Director (as defined below) shall be appointed as a member of each of the committees of the Board.
2.	Following his appointment as a member of the Board pursuant to this Agreement, the Board shall cause Jim Gowans to be appointed as the non-executive Chairman of the Board in the place of the current Chairman of the Board by April 30, 2016.
3.	The Nominating and Corporate Governance Committee of the Board (the "Nominating Committee") shall continue its existing search process to identify and appoint to the Board an additional independent director who qualifies as a "financial expert" and is willing and qualified to serve as the chair of the Audit Committee of the Board (the "Additional Director"). The Nominating Committee shall continue to be comprised solely of independent directors and, consistent with Section 1(b) of this Agreement, shall include Josef Vejvoda. The Nominating Committee shall be required to unanimously approve the appointment to the Board of the individual identified as the Additional Director. Dominion shall appoint the Additional Director to the Board and as the chair of the Audit Committee of the Board by no later than February 29, 2016.
4.	In connection with the consideration of strategic alternatives for Dominion that may arise from time to time, at each meeting of the Board where such strategic alternatives are considered, the Board shall be at liberty to continue its practice of holding in-camera sessions with only independent directors present (who, for greater certainty, do not include Mr. Robert A. Gannicott or Mr. Brendan Bell) at the commencement and at the conclusion of each such meeting, provided that nothing in this Section 4 shall preclude the Board from establishing a committee of independent directors in future to consider such matters. The independent directors shall continue to be entitled to have Dominion's outside advisors present or excluded from any such in-camera sessions.

5.	Dominion shall promptly reimburse the Concerned Shareholders for all reasonable and documented out-of-pocket third party costs, fees and expenses incurred by them (i) prior to the date hereof in connection with this Agreement and the transactions contemplated herein, and (ii) related to the termination of the agreement of the Concerned Shareholders to act as a group in relation to Dominion and the making of related regulatory filings, including without limitation the fees and disbursements of legal counsel and proxy advisors to the Concerned Shareholders, subject to a maximum amount of C$750,000.
6.	Dominion shall include each of the Shareholder Nominees and the Additional Director in its slate of directors (the "Company Slate") to be nominated for election by shareholders at the 2016 AGM. Dominion shall recommend in its Information Circular to be disseminated in connection with the 2016 AGM that the shareholders vote in favour of the Shareholder Nominees and the Additional Director, will solicit proxies in favour of the election of the Shareholder Nominees and the Additional Director, and will specify that the proxyholder identified in management's form of proxy or voting instruction form will vote or cause to be voted all proxies received by Dominion in the manner specified by such proxies and, if no voting instructions are provided, in favour of such Shareholder Nominees and the Additional Director.
7.	The chairman of the Board of Directors, from time to time, shall not be an officer of Dominion or a director or officer of any subsidiary of Dominion or hold the equivalent position of director or officer in any joint venture in which Dominion or any of its subsidiaries is a participant or be a member of any management committee or technical committee of any such joint venture.
8.	The Concerned Shareholders shall, and shall cause each of their respective affiliates and associates to:
(a)	vote all common shares of Dominion owned of record, and
(b)	cause the record owner to vote all common shares of Dominion beneficially owned or controlled but not owned of record, in each case directly or indirectly, by it or by any of their respective affiliates or associates, in favour of the election of the Company Slate at the 2016 AGM and against (or withhold from voting) the election of any nominations for director of Dominion at the 2016 AGM which are not recommended by the Board for election at the 2016 AGM, provided that the foregoing covenants shall not apply to affiliates and associates of Exploration Capital Partners 1998-B Limited Partnership ("ECP").

9.	Upon and after their appointment to the Board, the Shareholder Nominees shall be governed by the same statutory and company obligations under Dominion's articles, by-laws, code of ethics, trading and disclosure policies and other governance guidelines in the same manner and to the same extent as are applicable from time to time to all of the directors of the Board, and shall be entitled to the same protections, rights and benefits, including with respect to insurance, indemnification, compensation and fees as are applicable to the current directors of the Board. Each of the Shareholder Nominees shall be provided with an indemnity agreement substantially in the form of Schedule A attached to this Agreement, reflecting their rights to indemnity pursuant to section 5.2 of By-Law No. 1 of Dominion, and shall promptly be provided with evidence reasonably satisfactory to them that they are entitled to the protection of Dominion's directors and officers liability insurance.
10.	From the date hereof until the earlier of January 31, 2017 or the termination of this Agreement in accordance with Section 14 hereof (the "Standstill Period"), none of the Concerned Shareholders nor any of their respective affiliates and associates (other than affiliates and associates of ECP), nor any of their respective officers, directors or employees, will, directly or indirectly, whether individually or by acting jointly or in concert with any other person:
(a)	engage in, participate in, or in any way initiate, directly or indirectly, any "solicitation" (as such term is defined in the Canada Business Corporations Act (the "CBCA")) of proxies or consents, with respect to the voting of any securities of Dominion;
(b)	initiate, propose or otherwise "solicit" (as such term is defined in the CBCA) securityholders of Dominion to vote any securities of Dominion on any matter;
(c)	deposit any securities of Dominion in any voting trust or subject any securities of Dominion to any arrangement or agreement with respect to the voting of any such securities;
(d)	seek, alone or in concert with others, (i) to requisition or call a meeting of shareholders of Dominion, (ii) to obtain representation on, or nominate or propose the nomination of any candidate for election to, the Board, or (iii) to effect the removal of any member of the Board or otherwise alter the composition of the Board;
(e)	submit, or induce any person to submit, any shareholder proposal pursuant to section 137 of the CBCA; or
(f)	enter into any discussions, agreements or understandings with any person with respect to or in contemplation of the foregoing, or advise, assist or encourage any person to take any action inconsistent with the foregoing.
11.	Until the end of the Standstill Period:

(a)	the Concerned Shareholders shall refrain from making, causing to be made, or allowing any of the Concerned Shareholders and their respective affiliates and associates (other than affiliates and associates of ECP) or their respective principals, directors, officers, employees, agents or other persons acting on their behalf to make, any statement or announcement that criticizes or disparages Dominion, its business or plans, its affiliates, or any of their respective current or former officers, directors, employees, consultants, advisors or agents; provided that, the foregoing shall not preclude any Concerned Shareholder or their respective affiliates or associates or their respective principals, directors, officers or employees from making, causing to be made, or allowing any of the foregoing persons to make statements with respect to Dominion and its business in the ordinary course of such persons investment advisory business, where applicable; and
(b)	Dominion shall refrain from making, causing to be made, or allowing any of its affiliates or their respective officers, directors, employees, consultants, advisors, or agents or other persons acting on their behalf to make, any statement or announcement that criticizes or disparages the Concerned Shareholders and their respective affiliates and associates or their respective principals, officers, directors or employees.
12.	Each Concerned Shareholder jointly and severally represents and warrants as follows to Dominion and acknowledges and agrees that Dominion is relying upon the representations and warranties in connection with entering into this Agreement:
(a)	it is the beneficial owner of or exercises control or direction over the number of common shares of Dominion set forth on Schedule B hereto and such common shares constitute all of the voting securities of Dominion beneficially owned or controlled by the Concerned Shareholders or any of their respective affiliates or associates;
(b)	the Shareholder Nominees are independent of Dominion for the purposes of National Instrument 52-110 – Audit Committees and are otherwise qualified under applicable laws and regulatory and stock exchange requirements to serve as a member of the Board and as members of the Audit Committee of the Board;
(c)	if the Concerned Shareholder is a corporation, the Concerned Shareholder is a corporation duly incorporated and validly existing under the laws of its jurisdiction; it has the requisite corporate power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. If the Concerned Shareholder is a limited partnership, the Concerned Shareholder is a limited partnership duly formed and validly existing under the laws of its jurisdiction; it has the requisite power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. If the Concerned Shareholder is an individual, the Concerned Shareholder has the full power and capacity to execute and deliver this Agreement and to perform its obligations hereunder;

(d)	this Agreement has been duly executed and delivered by the Concerned Shareholder and constitutes a legal, valid and binding obligation, enforceable against each of the Concerned Shareholders in accordance with its terms, subject to bankruptcy, insolvency and other similar laws affecting creditors' rights generally, and to general principles of equity; and
(e)	the execution and delivery of and performance by the Concerned Shareholders of this Agreement:
(i)	do not and will not (and would not with the giving of notice, the lapse of time or the happening of any other event or condition) constitute or result in a violation or breach of, or conflict with, or allow any other person to exercise any rights under, any of the terms or provisions of its constating documents, by-laws or partnership agreement, as applicable, of such Concerned Shareholder;
(ii)	do not and will not (and would not with the giving of notice, the lapse of time or the happening or any other event or condition) constitute or result in a breach or violation of, or conflict with or allow any other person to exercise any rights under, any of the terms or provisions of any contracts or instruments to which such Concerned Shareholder is a party; and
(iii)	do not and will not result in the violation of any applicable law.
13.	Dominion represents and warrants as follows to the Concerned Shareholders and acknowledges and agrees that the Concerned Shareholders are relying upon the representations and warranties in connection with entering into this Agreement:
(a)	Robert A. Gannicott is neither a director nor an officer of any subsidiary of Dominion and does not hold the equivalent position of director or officer in any joint venture in which Dominion or any of its subsidiaries are participants nor is he a member of any management committee or technical committee of any such joint venture;
(b)	it is a corporation duly incorporated and validly existing under the laws of Canada; it has the requisite corporate power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder;
(c)	this Agreement has been duly executed and delivered by Dominion and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar laws affecting creditors' rights generally, and to general principles of equity; and

(d)	the execution and delivery of and performance by Dominion of this Agreement:
(i)	do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) constitute or result in a violation or breach of, or conflict with, or allow any other person to exercise any rights under, any of the terms or provisions of its constating documents or by-laws;
(ii)	do not and will not (or would not with the giving of notice, the lapse of time or the happening or any other event or condition) constitute or result in a breach or violation of, or conflict with or allow any other person to exercise any rights under, any of the terms or provisions of any contracts or instruments to which it is a party; and
(iii)	do not and will not result in the violation of any applicable law.
14.	This Agreement will terminate:
(a)	upon written notice by the Concerned Shareholders if Dominion shall have materially breached any representation, warranty or covenant under this Agreement;
(b)	upon written notice by Dominion if the Concerned Shareholders shall have materially breached any representation, warranty or covenant under this Agreement; or
(c)	at the end of the Standstill Period.
Neither of the Concerned Shareholders nor Dominion shall be entitled to exercise their right to terminate this Agreement pursuant to Section 14(a) or Section 14(b), as applicable, unless the party or parties seeking to terminate this Agreement shall have delivered  a written notice to the other party or parties specifying in reasonable detail all breaches of covenants, representations and/or warranties which the party or parties delivering such notice is asserting as the basis for the termination right. If any such notice is properly delivered, provided that the applicable party or parties is proceeding diligently to cure such matter (if such matter qualifies as a basis for termination by the applicable party or parties) and such matter is capable of being cured, no party or parties may exercise such termination right until the date that is ten (10) days following receipt of such notice by the party or parties to whom the notice was delivered, and only if such matter has not been cured by such date.
If this Agreement is terminated in accordance with the terms hereof, the parties are released from all of their obligations under this Agreement, except that Section 15 and Sections 17 to 26 shall survive.  Nothing in this Section 14 shall relieve any party from liability for any breach of this Agreement prior to termination.
15.	The Concerned Shareholders acknowledge that any Confidential Information (as defined below) is confidential to and may be proprietary to Dominion. The Concerned

Shareholders shall, and shall cause each of their affiliates and associates, to keep Confidential Information in strict confidence and to not disclose Confidential Information to any other person, whether furnished by or on behalf of Dominion before or after the date of this Agreement and regardless of the manner or form in which it is furnished, and the Concerned Shareholders shall, and shall cause each of their affiliates and associates, to take all reasonable precautions to safeguard the Confidential Information from disclosure to anyone. Confidential Information shall not include information that (i) is or becomes generally available to the public other than as a result of direct or indirect disclosure in violation of this Agreement, (ii) is or becomes available on a non-confidential basis from a source other than Dominion, its affiliates or their respective officers, directors, employees, agents or other persons acting on their behalf, provided such source is not disclosing such information in violation of a duty of confidentiality to Dominion, or (iii) was known to the Concerned Shareholder on a non-confidential basis prior to its disclosure by Dominion, its affiliates or their respective officers, directors, employees, agents or other persons acting on their behalf. For purposes of this Agreement, "Confidential Information" means all non-public, proprietary and confidential information of or concerning or relating to Dominion or any of its affiliates which has been made or may be made available to the Concerned Shareholders, in any form, including without limitation: (i) all information on the business, assets, financial affairs and operations of Dominion (including, as applicable, all information relating to the Ekati Diamond Mine and all information relating to the Diavik Diamond Mine); (ii) any trade secret, technical, financial or business information, plans, data, ideas, concepts or know-how of Dominion; and (iii) any notes, work papers or other documents which contain, reflect or are based upon such Confidential Information.

16.	Immediately following execution of this Agreement, Dominion shall issue a news release, in the form attached to this Agreement as Schedule C. No other news release, public statement or announcement or other public disclosure (a "Public Statement") with respect to this Agreement or the transactions contemplated hereby will be issued by Dominion or any of the Concerned Shareholders or their affiliates or associates without the prior written consent and approval of the Concerned Shareholders and Dominion, except as required by applicable law. Where the Public Statement is required by applicable law, the party required to make the Public Statement will use its commercially reasonable efforts to give prior notice to the other party and reasonable opportunity for the other party to review or comment on the disclosure or filing.
17.	This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein, and the parties hereto hereby irrevocably attorn to the jurisdiction of the Courts thereof.
18.	This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes and replaces any and all other agreements, arrangements or understandings between or among the parties, whether oral or in writing.
19.	Each party hereto agrees to execute and deliver all such documents and to do all such other acts and things as may be reasonably necessary from time to time to give full effect to the provisions and intent of this Agreement.

20.	The parties agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that such damage would not be adequately compensable in damages. It is accordingly agreed that the parties are entitled to seek an injunction or specific performance of the terms hereof in addition to any other remedies at law or in equity, and a party will not take any action, directly or indirectly, in opposition to another party seeking relief on the grounds that any other remedy or relief is available at law or in equity, and the parties hereto further agree to waive any requirement for the security or posting of any bond in connection with such remedy or relief.
21.	If any provision of this Agreement is determined to be illegal, invalid or unenforceable, in whole or in part, by a court of competent jurisdiction, that provision or part thereof will be severed and will not affect or impair the enforceability or validity of any other provision of this Agreement or any part thereof.
22.	This Agreement and the rights of the parties hereto may not be assigned by any party without the prior written consent of the other parties. All the terms and provisions of this Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns.
23.	Any notice, direction or other communication given pursuant to this Agreement (each a "Notice") must be in writing, sent by personal delivery, courier, facsimile or email and addressed:
if to the Concerned Shareholders:	Patrick Charles Evans 8700 E. Pinnacle Peak Road, Suite 205, Scottsdale, Arizona 85255

Exploration Capital Partners 1998-B Limited Partnership 1910 Palomar Point Way, Suite 200 Carlsbad, California 92008

K2 & Associates Investment Management Inc. 2 Bloor Street West, Suite 801 Toronto, Ontario M4W 3E2

Kyle Jason McLean #700 – 200 Burrard Street Vancouver, British Columbia V6C 3L6

Pacific World Energy Inc. Morgan & Morgan Building Pasea Estate Road Town, Tortola B.V.I.

John Paul Tognetti #700 – 200 Burrard Street Vancouver, British Columbia V6C 3L6

with a copy to:	Cassels Brock & Blackwell LLP Suite 2200 885 West Georgia Street Vancouver, British Columbia V6C 3E8

	Attention: Email: Fax:	Gordon R. Chambers gchambers@casselsbrock.com (604) 691-6120

if to Dominion:	Dominion Diamond Corporation P.O. Box 4569, Station A Toronto Ontario M5W 4T9
	Attention: Email: Fax:	Daniel Jarvis, Lead Director dojadvisors@gmail.com (867) 669-9293

with a copy to:	Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9

	Attention: Email: Fax:	Sean Vanderpol svanderpol@stikeman.com (416) 947-0866

Any Notice, if personally delivered, shall be deemed to have been validly and effectively given and received on the date of such delivery, if delivered before 5:00 p.m. on a business day in the place of delivery, or the next business day in the place of delivery, if not delivered on a business day or if sent after 5:00 p.m., and if sent by telecopier or other electronic communication with confirmation of transmission, shall be deemed to have been validly and effectively been given and received on the business day in the place of delivery next following the day it was transmitted. Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 23.

24.	This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same document. Each party shall be entitled to rely on delivery of a facsimile copy of this Agreement, and acceptance by any party of a facsimile copy of this Agreement shall create a legal, valid and binding agreement between and among the parties hereto in accordance with the terms hereof.

25.	The term "person" as used herein shall be interpreted broadly and shall include, without limitation, any corporation, company, partnership, individual or other entity whatsoever. For the purpose of this Agreement, a person is an "affiliate" of another person if (i) one of this is a subsidiary of the other or (ii) each one of them is controlled, directly or indirectly, by the same person. A "subsidiary" means a person that is controlled directly or indirectly by another person and includes a subsidiary of that subsidiary. A person is considered to "control" another person if that person exercises control over that other person in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, an agreement or arrangement or otherwise.
26.	Time shall be of the essence hereof.
[Signature Pages Follow]

IN WITNESS WHEREOF the parties have executed this Agreement as of January 13, 2016.

DOMINION DIAMOND CORPORATION
By:	/s/ Daniel Jarvis
	Name:	Daniel Jarvis
	Title:	Director

/s/ Patrick Charles Evans
PATRICK CHARLES EVANS

EXPLORATION CAPITAL PARTNERS 1998-B LIMITED PARTNERSHIP, by its general partner, RESOURCE CAPITAL INVESTMENTS CORP.
By:	/s/ Arthur Richards Rule IV
	Name:	Arthur Richards Rule IV
	Title:	Director

K2 & ASSOCIATES INVESTMENT MANAGEMENT INC.
By:	/s/ Shawn Kimel
	Name:	Shawn Kimel
	Title:	President

/s/ Kyle Jason McLean
KYLE JASON MCLEAN

PACIFIC WORLD ENERGY LTD.
By:	/s/ Carlo Civelli
	Name:	Carlo Civelli
	Title:	Director

/s/ John Paul Tognetti
JOHN PAUL TOGNETTI

SCHEDULE A
FORM OF INDEMNITY AGREEMENT

[See attached]

[NAME AND ADDRESS]

Indemnity
In consideration of your service or continued service in any of the following capacities:
●	as a director of Dominion Diamond Corporation (the "Corporation");
●	as an officer of the Corporation;
●	as a director of any other entity to the extent that you are serving in such capacity at the request of the Corporation; or
●	as an officer of any other entity to the extent that you are serving in such capacity at the request of the Corporation, such capacities referred to herein as the "Indemnified Capacities", the Corporation, with full power and authority to grant an indemnity valid and binding upon and enforceable against it in the terms hereinafter contained, hereby agrees to indemnify you to the full extent contemplated by this agreement.

1.            Scope of Indemnity
The Corporation shall indemnify and hold you harmless for the full amount of any "Cost" (as hereinafter defined) reasonably incurred by you in connection with any "Proceeding" (as hereinafter defined) that may be made or asserted against or affecting you or in which you are required by law to participate or in which you participate at the request of the Corporation or in which you choose to participate (based on your reasonable belief that you may be subsequently named in that Proceeding or any Proceeding related to it) if it relates to, arises from or is based on your service in an Indemnified Capacity, in any case whether or not you have been named (an "Indemnified Claim"). The Corporation shall also indemnify and hold you harmless for the full amount of any other Cost reasonably incurred by you or to which you are subject if it relates to, arises from or is based on your service in an Indemnified Capacity. Any amount, which the Corporation is obliged to pay pursuant hereto, is referred to as an "Indemnified Amount".
For the purposes of this agreement:
"Cost" means all injury, liability, loss, damage, charge, cost, expense, fine or settlement amount whatsoever which you may reasonably incur, suffer or be required to pay (including, without limitation, all legal and other professional fees as well as all out-of-pocket expenses for attending discoveries, trials, hearings and meetings).

"Proceeding" means any claim, action, suit, application, litigation, charge, complaint, prosecution, assessment, reassessment, investigation, inquiry, hearing or proceeding of any nature or kind whatsoever, whether civil, criminal, administrative or otherwise.
2.            Procedure for Making a Claim
If you wish to make any claim for payment of an Indemnified Amount to you by the Corporation hereunder, you shall deliver a written notice of such claim for payment to the Corporation, together with reasonable details and supporting documentation with respect to such claim (such written notice referred to herein as an "Indemnification Notice").  The Corporation shall pay all Indemnified Amounts arising in connection with the matters described in the Indemnification Notice to you (or as you may direct) no later than 30 days after the date on which you deliver any invoice or account on account of any such Indemnified Amount to the Corporation.
3.            Notice of Claim
(a)            Notice to Corporation
If you become aware of any Indemnified Claim or reasonably expect that an Indemnified Claim will be made, you will give the Corporation notice in writing promptly of such Indemnified Claim or potential Indemnified Claim.
(b)            Notice to Director or Officer
If the Corporation becomes aware of any Indemnified Claim or reasonably expects that an Indemnified Claim will be made, the Corporation will give you notice in writing promptly of such Indemnified Claim or potential Indemnified Claim.
4.            Defence of Action
(a)            By Corporation
The Corporation shall at its expense and in a timely manner contest and defend against any Indemnified Claim and take all such steps as may be necessary or proper therein to prevent the resolution thereof in a manner adverse to you, including the taking of such appeals as counsel to the Corporation may advise are likely to succeed in the circumstances.  In this regard, the Corporation will keep you fully informed on a timely basis of all steps and developments relating to the foregoing. The Corporation shall not agree to any settlement on your behalf without your written consent.

(b)            By Director or Officer
Notwithstanding Section 4(a) hereof, you will be entitled to assume carriage of your own defence relating to any Indemnified Claim (and for greater certainty, the full amount of reasonable expense you incur in connection with such defence shall be an Indemnified Amount) if:
(i)	the Corporation does not in a timely manner:
(A)	undertake appropriate action in respect to a written notice delivered pursuant to Section 3; or
(B)	take such legal steps as may be from time to time required to properly defend against any such claim, then you may do so at the expense and risk of the Corporation; or
(ii)	in the reasonable opinion of your counsel (which opinion shall be in writing and a copy thereof provided to the Corporation) your interests in respect of the relevant matter conflict with the interests of the Corporation in respect of such matter or with the interests of any other director or officer of the Corporation in respect of whose defence the Corporation has carriage.
5.            Former Directors and Officers
(a)            You shall continue to be entitled to indemnification hereunder, even though you may no longer be acting in an Indemnified Capacity.
(b)            You and your advisors shall at all times be entitled to review during regular business hours all documents, records and other information with respect to the Corporation or any entity in which you acted in an Indemnified Capacity which are under the Corporation's control and which may be reasonably necessary in order to defend yourself against any Proceeding that relates to, arises from or is based on your service in an Indemnified Capacity, provided that you shall maintain all such information in strictest confidence except to the extent necessary for your defence. This Section 5(b) shall not apply where the Proceeding is initiated by the Corporation or any of its subsidiaries.
6.            No Obligation to Pay Indemnities Prohibited by Law
(a)            The Corporation shall have no obligation to pay any Indemnified Amount hereunder if the payment of such amount is prohibited under the provisions of the Corporation's by-laws, the Canada Business Corporations Act or otherwise by law.

(b)            If the Corporation pays an Indemnified Amount which it is prohibited from paying pursuant to the provisions of the Corporation's by-laws or by law, then such amount shall be deemed to have been a loan by the Corporation to you and upon written request by the Corporation, you shall repay such amounts to the Corporation.
7.            Court Approval
(a)            If the Corporation is required to obtain the approval of the court in order to pay any Indemnified Amount, the Corporation shall seek such approval forthwith upon demand by you for indemnification.
(b)            It is the intention of the Corporation to advance amounts under this indemnity prior to the resolution of the merits of any action, including, without limitation, in circumstances in which any shareholder causes the Corporation to commence any action against you.
(c)            In the event of a dispute under this agreement, the Corporation shall apply to the court to approve a payment under this agreement forthwith upon receiving a written request from you to do so.
8.            Insurance
(a)            The Corporation undertakes to purchase and maintain in good standing at all times while you act in an Indemnified Capacity, directors' and officers' liability insurance upon such terms and conditions as the board of directors of the Corporation may from time to time reasonably determine indemnifying you and your heirs and legal representatives in accordance with the terms and conditions of this agreement.
(b)            The Corporation further undertakes that it will, provided that such insurance is available on commercially reasonable terms, for a period of six (6) years following the date that you cease to act in an Indemnified Capacity, purchase and maintain in good standing directors' and officers' liability insurance indemnifying you and your heirs and legal representatives in accordance with the terms and conditions of this agreement upon terms and conditions that are materially no less advantageous to you than those available to the directors of the Corporation under the Corporation's then current directors' and officers' liability insurance policy from time to time during such six (6) year period following the date you cease to act in an Indemnified Capacity.
(c)            The Corporation will advise you promptly after it becomes aware of any material change in or withdrawal or lapse in coverage of any insurance policy of the Corporation's existing directors and officers, details of any claim made under such a policy and the triggering of any extended reporting period applicable to any such policy.
9.            Enurement
This indemnity and the benefit of the obligations of the undersigned hereunder shall inure to the benefit of you, your heirs, estate, executors and administrators and shall be binding upon the Corporation's successors and assigns.

10.            Previous Indemnities
This indemnity supersedes and replaces all prior indemnities entered into between the Corporation and you with respect to the subject matter of this indemnity, provided however, that nothing in this provision shall operate to restrict in any way any indemnity to which you are entitled under the Corporation's by-laws or otherwise at law.
11.            Jurisdiction
The courts of the Province of Ontario, Canada shall have exclusive jurisdiction with respect to all matters dealing with the enforcement of or otherwise arising out of or in connection with this indemnity, and by accepting and relying hereon you expressly and irrevocably submit and attorn to the exclusive jurisdiction of, and irrevocably agree to be bound by a judgment of, any such court relating to all such matters.
12.            Governing Law
This indemnity shall in all respects be governed by and construed in accordance with the laws of the Province of Ontario, Canada, and all disputes, claims or matters arising out of or under it shall be governed by such laws.
DATED the	day of	, 2016.

Dominion Diamond Corporation

By:
Lyle R. Hepburn, Corporate Secretary

The undersigned accepts the foregoing indemnity and agrees to comply with the terms and conditions set out above.

[NAME]	Witness

SCHEDULE B
OWNERSHIP OF SHARES
Concerned Shareholders and Associates or Affiliates	Number of Shares Beneficially Owned
Patrick Charles Evans	10,000
Exploration Capital Partners 1998-B Limited Partnership and its associates and affiliates (1)	1,213,090 (2)
Including:
Sprott Inc.	50,000
Sprott Asset Management USA Inc.	190
Sprott-Zijin Mining Master Fund	162,100
Sprott Global Resource Investments Ltd.	800 213,090
K2 & Associates Investment Management Inc. and its associates and affiliates	993,785 (3)
Kyle Jason McLean	174,600 (4)
John Paul Tognetti	1,493,100 (5)
Pacific World Energy Ltd.	1,000,000

(1)
Each of Sprott Inc., Sprott Global Resource Investments Ltd., Sprott Asset Management USA Inc. and Sprott-Zijin Mining Master Fund (collectively, the "Non-Participating Entities") is an affiliate of Resource Capital Investments Corp. and Exploration Partners 1998-B Limited Partnership.  The Non-Participating Entities beneficially own or exercise direction or control over an aggregate of 213,090 Shares.

(2)	Exploration Partners 1998-B Limited Partnership beneficially owns 1,000,000 of the 1,213,090 Shares.

(3)	Such Shares are held by The K2 Principal Fund, L.P.

(4)	Mr. McLean jointly owns 113,100 of the 174,600 Shares with Mr. Tognetti.

(5)	Mr. Tognetti jointly owns 113,100 of the 1,513,100 Shares with Mr. McLean.

SCHEDULE C
NEWS RELEASE
[see attached]

Dominion Diamond Corporation Announces Appointment of New Directors and new Chairman Designate

YELLOWKNIFE, CANADA (January 13, 2016) – Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (“Dominion” or the “Company”) announces today that Mr. Jim Gowans has been appointed to the Board of Directors of the Company (the “Board”). The Board intends to appoint Mr. Gowans as the non-executive Chairman of the Board no later than April 30, 2016.

Mr. Robert A. Gannicott, Chairman of the Board, commented that “both the company and I have faced certain changes recently.  For the company, these represent opportunities but in my case they represent medical challenges. I have known Jim throughout his career, especially the parts relating to northern mine development and, later, the diamond industry.  It is with great confidence that I anticipate handing over the chairmanship to Jim in the near future.”

Dominion also announces the appointment of Mr. Josef Vejvoda to the Board, who was identified and proposed to Dominion by a group of shareholders. In connection with these appointments, the Group has entered into an agreement with Dominion which includes a customary standstill on the part of the Group.

“We are very pleased to welcome Jim and Josef to the Board,” said Mr. Daniel Jarvis, Lead Independent Director of the Board.  “These appointments fill the two casual vacancies on the Board, and the experience and expertise of these two individuals will make very positive contribution to the governance of the company. In addition to these appointments, the Board will continue its existing search process to identify an additional independent director who can join the Board.”

————--	Jim Gowans – Mr. Gowans’ extensive operational experience and familiarity with all aspects of the mining industry, coupled with his informed perspective on corporate-social responsibility, makes him a valuable addition to the Board. Mr. Gowans has extensive leadership experience in the mining industry, both within Canada and internationally. He has served in senior executive roles for a number of major mining companies, and is a former Chair of the Mining Association of Canada. Mr. Gowans is currently President, Chief Executive Officer, and Director of Arizona Mining Inc., a Canadian mineral exploration company. Before joining Arizona, Mr. Gowans was Co-President of Barrick Gold Corporation from 2014 to 2015. He also served as Barrick’s Executive Vice President and Chief Operating Officer in 2014. From 2011 to 2014, Mr. Gowans was Managing Director of the Debswana Diamond Company in Botswana. From 2006 to 2010, he served as the CEO of DeBeers Canada Inc., and also acted as COO and Chief Technical Officer for DeBeers SA in 2010.
Mr. Gowans has extensive experience as a corporate director being appointed as a Director of Cameco Corporation in 2009 and from 2008 to 2014, Mr. Gowans served as a Director of PhosCan Chemical Corp.
Mr. Gowans is a Professional Engineer with a Bachelor of Applied Science degree in Mining and Mineral Process Engineering from the University of British Columbia.
--	Josef Vejvoda, ICD.D – Mr. Vejvoda brings valuable financial expertise to the Board, including extensive experience with and knowledge of Canadian capital markets. He has served as a Portfolio Manager at K2 & Associates Investment Management Inc., a multi-strategy investment fund, since 2013. From 2007 to 2010, Mr. Vejvoda held leadership positions as Managing Director, Investment Banking, and Director at MGI Securities Inc., a Canadian investment dealer. Prior to assuming his roles at K2 and MGI, Mr. Vejvoda held senior roles at a number of Canada’s largest financial institutions, including Merrill Lynch Canada, Bank of Montreal, National Bank Financial and TD Securities.
Mr. Vejvoda has extensive experience and expertise in corporate governance serving as a Director of Absolute Software Corporation, a security and data risk management software company, and Director of Shortel Inc., a provider of Internet Protocol telecommunications systems. In addition, Mr. Vejvoda was recently appointed to the Board of Directors of Acerus Pharma, a specialty pharmaceutical company. From 2013 to 2014, Mr. Vejvoda served as a Director of PNI Digital Media Inc., an Internet infrastructure company where he was Chair of a Special Committee that oversaw the successful sale of PNI to Staples Inc.
Mr. Vejvoda obtained a Bachelor of Computer Science degree from Queen’s University. He is a registered portfolio manager with the Ontario Securities Commission and has earned the Chartered Investment Manager designation from the Canadian Securities Institute. Mr. Vejvoda has also graduated from the Institute of Corporate Directors.

About Dominion Diamond Corporation

Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in

Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional reserves and resources, and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

Mr. Richard Chetwode, Vice President, Corporate Development – +44 (0) 7720-970-762 or
rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations – (416) 205-4380 or kstamm@ddcorp.ca

EXHIBIT G

TERMINATION AGREEMENT
DATED January 13, 2016
BETWEEN:
PATRICK CHARLES EVANS, with an address at 8700 E. Pinnacle Peak Road, Suite 205, Scottsdale, Arizona, 85255 (“Evans”),
and
EXPLORATION CAPITAL PARTNERS 1998-B LIMITED PARTNERSHIP, a California limited partnership, with an address at 1910 Palomar Point Way, Suite 200, Carlsbad, California, 92008 (“ECP”),
and
K2 & ASSOCIATES INVESTMENT MANAGEMENT INC., an Ontario corporation, with an address at 2 Bloor Street West, Suite 801, Toronto, Ontario, M4W 3E2 (“K2”),
and
KYLE JASON MCLEAN, with an address at #700 – 200 Burrard Street, Vancouver, British Columbia, V6C 3L6 (“McLean”),
and
PACIFIC WORLD ENERGY LTD., a British Virgin Islands company, with an address at Morgan & Morgan Building, Pasea Estate, Road Town, Tortola, B.V.I. (“Pacific World”),
and
JOHN PAUL TOGNETTI, with an address at #700 – 200 Burrard Street, Vancouver, British Columbia, V6C 3L6 (“Tognetti”).

WHEREAS:
A.	each of Evans, K2, McLean, Pacific World, ECP and Tognetti (each, a “Shareholder” and together, the “Shareholders”) are a party to that certain agreement dated December 21, 2015 (the “Shareholder Agreement”) governing their relationship as shareholders or affiliates of shareholders of Dominion Diamond Corporation; and
B.	pursuant to section 6.1 of the Shareholder Agreement the Shareholders wish to terminate the Shareholder Agreement.
NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:
ARTICLE 1
TERMINATION OF SHAREHOLDER AGREEMENT
Section 1.1	Termination
Pursuant to section 6.1 of the Shareholder Agreement the Shareholders hereby terminate the Shareholder Agreement and hereby confirm that the provisions of section 6.2 of the Shareholder Agreement shall apply to the termination evidenced hereby.

Section 1.2	Shareholders No Longer A Group
For greater certainty, the Shareholders hereby confirm their intention that they shall no longer be a “group” for any purpose, including for purposes of applicable securities laws.
ARTICLE 2
GENERAL
Section 2.1	Further Assurances
Each of the Shareholders will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.
Section 2.2	Governing Law
The laws of British Columbia and the laws of Canada applicable in that province, excluding any rule or principle of conflicts of law that may provide otherwise, govern this Agreement.
Section 2.3	Entire Agreement
This Agreement constitutes the entire agreement and understanding between the Shareholders with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.
Section 2.4	Counterparts
This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument.  The Shareholders shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Shareholders.
Remainder of page intentionally left blank.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

/s/ Patrick Charles Evans
PATRICK CHARLES EVANS

EXPLORATION CAPITAL PARTNERS 1998-B LIMITED PARTNERSHIP, by its general partner, RESOURCE CAPITAL INVESTMENTS CORP.

By:	/s/ Arthur Richards Rule IV
	Name:	Arthur Richards Rule IV
	Title:	Director

K2 & ASSOCIATES INVESTMENT MANAGEMENT INC.

By:	/s/ Shawn Kimel
	Name:	Shawn Kimel
	Title:	President

/s/ Kyle Jason McLean
KYLE JASON MCLEAN

PACIFIC WORLD ENERGY LTD.

By:	/s/ Carlo Civelli
	Name:	Carlo Civelli
	Title:	Director

/s/ John Paul Tognetti
JOHN PAUL TOGNETTI